07021578

FILTRONA

Filtrona plc

28 February 2007

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

RECEIVED
MAR 0 5 2007
213

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 January 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

V.Walters
Vicky Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

Filtrona plc

Directorate Change

Retirement of Non-Executive Director

Filtrona plc today announces that Warren Knowlton, who assumed a full-time chief executive role outside Filtrona plc in December 2006 requiring his relocation to the US, will not be seeking re-election at the Company's Annual General Meeting ("AGM") on 30 April 2007 and he will cease to be a Non-executive Director of the Company at the end of the AGM.

Jeff Harris, Chairman of Filtrona plc, commented "We shall be sorry to lose Warren's valuable contributions to the Board and wish him every success in his new role. The process of identifying a successor to replace Warren is underway".

Name of contact and telephone number for queries

Filtrona plc

Mark Harper, Chief Executive 01908 359100
Steve Dryden, Finance Director

Finsbury

Gordon Simpson 0207 251 3801

NOTIFICATION OF MAJOR INTERESTS IN SHARES
Holding(s) in Company

1. Identify of the issues or the underlying issuer of existing shares to which voting rights are attached:

   Filtrona plc

2. Reason for the notification

   An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation:

   Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):

   Legal & General Assurance (Pensions Management) Limited (PMC)
   Legal & General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached

   01 February 2007

6. Date on which issuer notified:

   05 February 2007

7. Threshold(s) that is/are crossed or reached:

   From 11% - 12% (L&G)

8. Notified details

   ....

A: Voting rights attached to shares

Class/type of share if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Situation previous to the Triggering transaction Number of Voting Rights
Ordinary 25p shares (GB00B0744359)	29,078,957	13.25%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights		% of Voting Rights	
	Direct	Direct	Indirect	Direct	Indirect
Ordinary 25p shares (GB00B0744359)	26,368,491	26,368,491	3,198,222	12.022	1.458

B: Financial Instruments

Resulting situation after the Triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
29,566,713	13.48

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group plc (Direct and Indirect) (Group)	29,566,713	13.48%	Total position
Legal and General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	29,566,713	13.48%	Total position
Legal and General Investment Management Limited (LGIM) (Indirect)	29,566,713	13.48%	Total position
Legal & General Group plc (Direct)	29,368,491	12.02% (LGAWS,LGPL&PMC	
Legal and General Investment Management (Holdings) Limited (Direct) (LGIMHD)	7,495,774	3.41%	PMC
Legal & General Assurance (Pensions Management) Limited (PMC)	7,495,774	3.41%	PMC
Legal & General Insurance Holdings Limited (Direct) (LGIH)	18,872,717	8.60%	LGAS&LGPL
Legal & General Assurance Society Limited (LGAS & LGPL)	18,872,717	8.60%	LGAS&LGPL
Legal & General Pensions Limited (Direct) (LGPL)			

Proxy Voting

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional Information:

PAK/019

....

14. Contact name:

    Patricia Kingdon

15. Contact telephone number:

    01908 359100

16. Identity of the person or legal entity subject to the notification obligation

    Jon Green
    Company Secretary & General Counsel

NOTIFICATION OF MAJOR INTERESTS IN SHARES
Holding(s) in Company

1. Identify of the issues or the underlying issuer of existing shares to which voting rights are attached:

   Filtrona plc

2. Reason for the notification

   An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation:

   AMVESCAP PLC

4. Full name of shareholder(s) (if different from 3.):

   ....

5. Date of the transaction and date on which the threshold is crossed or reached

   01 February 2007

6. Date on which issuer notified:

   05 February 2007

7. Threshold(s) that is/are crossed or reached:

   3%, 5%, 10% 11% 12%, 13% 14%, 15%, 16%

8. Notified details

   ....

A: Voting rights attached to shares

Class/type of share if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Situation previous to the Triggering transaction Number of Voting Rights
Ordinary 25p shares (GB00B0744359)	32,971,572	32,971,572

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights	% of Voting Rights
	Direct	Indirect	Indirect
Ordinary 25p shares (GB00B0744359)	35,143,673	35,143,673	16.02%

B: Financial Instruments

Resulting situation after the Triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
35,143,673	16.02

9. . Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Bank of New York (Brussels)	58,359
JP Morgan Chase	151,759
Vidacos Nominees Limited	26,842,860
Bank of New York	121,352
Mellon Bank, Pittsburgh	227,514
Japan Trustee Services Bank	3,641
State Street Trust & Banking Co (London)	3,003,000
Trust & Custody Services	7,096
Northern Trust Company (London)	436,126
HSBC Nominees	676,189
Trimark	1,974,300
Brown Brothers Hariman (Jersey)	29,614
Bank of Ireland (Dublin)	527,190
Chase Nominees	1,084,673

Proxy Voting

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional Information:

....

14. Contact name:

Patricia Kingdon

15. Contact telephone number:

01908 359100

16. Identity of the person or legal entity subject to the notification obligation

Jon Green
Company Secretary & General Counsel

PAK/019

REG-Filtrona plc Notice of Results

File No: 82-34882

Released: 06/02/2007

RNS Number:8032Q
Filtrona plc
06 February 2007

NOTIFICATION OF RESULTS

Filtrona Plc will be announcing its Preliminary results for the year ending 31 December 2006 on Thursday 1 March 2007.

For further enquiries please contact:

Filtrona Plc	
Steve Dryden, Finance Director	01908 359 100
Finsbury	
Gordon Simpson	020 7251 3801

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